UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at October 11, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: October 11, 2007

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 (0) 11 301 1800 www.grtbasin.com

EXCELLENT GRADES RETURNED FROM GREAT BASIN GOLD'S SECOND
METALLURGICAL BULK SAMPLE FROM HOLLISTER PROJECT IN NEVADA

October 11, 2007, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that it has treated its second bulk ore sample from the Hollister Project. The 3,100 ton bulk sample was collected from trial mining development along the high grade Clementine and Gwenivere veins in the underground workings at its Hollister property on the Carlin Trend in Nevada. The sample was sent to the Jerritt Canyon process facility for milling and gold recovery. The sample had a head grade of 0.708 oz (24.28 g/t) of gold per ton and 6.0 oz (205.72 g/t) of silver per ton, delivering 1,976 ounces of gold and 14,835 ounces of silver, or a total of 2,246 equivalent gold ounces1. Under the terms of our toll treatment agreement with Jerritt Canyon, Great Basin Gold will be paid for the gold and silver metal recoveries.

Great Basin Gold is carrying out an underground exploration and development program, in line with the feasibility completed in July 2007. The feasibility study of the project which includes the exploitation of the Clementine and Gwenivere high grade gold-silver vein systems indicated a robust rate of return for a 400-ton per day operation utilizing toll milling. Mineral reserves for the project were based on gold and silver head grades of 1.03 oz/ton (35.32 g/t) and 5.71 oz/ton (195.78 g/t), respectively.

Great Basin Gold President and CEO Ferdi Dippenaar commented: "Management is pleased with the improved results of the second bulk sample for its Hollister Project. The tonnages mined were from start-up drifting and continued development activities. Improved mining methods better reflect the head grades for the vein systems, with grades improving by 69% from 0.418 oz/ton (14.33 g/t) for the first bulk sample to the 0.708 oz/ton (24.27 g/t) for the current bulk sample. Great Basin Gold planned to produce some 6,000 oz of gold equivalent during 2007, as part of the preparation to put the mine into production in 2008. To date, a total of 4,773 gold equivalent oz has been produced. We expect to make further improvements when full scale stoping activities commence."

This news release has been reviewed by Johan Oelofse, FSAIMM, the Chief Operating Officer for Great Basin Gold, and a qualified person as described by National Instrument 43-101.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa                      27 (0) 11 301 1800
Melanee Henderson in North America                1 800 667-2114
Barbara Cano at Breakstone Group in the USA   (646) 452-2334

1 Gold equivalent is based on metal prices of US$550/oz for gold and US$10/oz for silver and recoveries of 90% for gold and 80% for silver.

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.